Deutsche Investment Management Americas Inc.
One Beacon Street
Boston, MA 02108

October 29, 2014

VIA EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn.: Ms. Catherine Gordon

Re:	Post-Effective Amendment No. 120 to the Registration Statement on Form N-1A of Deutsche European Equity Fund, (the “Fund”), a series of Deutsche Global/International Fund, Inc. (Reg. Nos. 033-05724, 811- 04670)

Dear Ms. Gordon,

This letter is being submitted on behalf of the Fund in response to the comments of the Staff of the Securities and Exchange Commission (“SEC”) received via a telephone call on September 29, 2014 relating to the above-captioned Post-Effective Amendment filed with the SEC on August 15, 2014.

The Staff’s comments are restated below followed by the Fund’s responses.

1.
Comment: Please confirm that the contractual expense waiver/reimbursement arrangements reflected in the Fund’s fee table will extend for at least one year from the effective date of the Fund’s Prospectus.

Response:  The Fund confirms that the expense waiver/reimbursement arrangements reflected in its fee table will extend for at least one year from the effective date of its Prospectus.

2.	Comment: Consider adding risk factors for small and mid-cap investing and for investment in Europe.

Response: A Risk factor headed “Mid- and small-cap risk” has been added to the Fund’s prospectus.  With respect to risks inherent in investing in Europe, the Fund believes that the existing prospectus risk factor headed “Regional focus risk,” together with disclosure included in the Fund’s Statement of Additional Information (see “Foreign Investment” in Appendix II-G) that addresses recent volatility in European markets, constitute appropriate risk disclosure.

If you have any questions regarding any of the foregoing or require additional information, please call me at (617) 295-3681.

Sincerely yours,

/s/Laura McCollum

Laura McCollum
Vice President & Counsel

cc.  Elizabeth Reza, Ropes & Gray LLP
      Adam M. Schlichtmann, Ropes & Gray LLP